

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 23, 2009

<u>Via U S Mail and FAX [(408) 943-6822]</u>

Mr. T. J. Rodgers
President and Chief Executive Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

Re: Cypress Semiconductor Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed on February 26, 2009
File No. 001-10079

Dear Mr. Rodgers:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief